Nabors Industries, Inc.

515 West Greens Road, Suite 1200

Houston, Texas 77067

Nabors Industries Ltd.

Crown House

Second Floor

4 Par-La-Ville Road

Hamilton, Bermuda HMO8

July 20, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Industries, Inc. and Nabors Industries Ltd.

Registration Statement on Form S-4
Filed July 20, 2018

Ladies and Gentlemen:

This letter is sent on behalf of Nabors Industries Inc., a Delaware corporation (the “Company”), and Nabors Industries Ltd., a Bermuda exempted company (“Nabors”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $800,000,000 in aggregate principal amount of 5.75% Senior Notes due 2025 of the Company (the “Exchange Notes”) and the related guarantee of the Exchange Notes (the “Exchange Guarantees”) by the Guarantor to be issued in exchange for an equal aggregate principal amount of the Company’s outstanding unregistered 5.75% Senior Notes due 2025 (the “Old Notes”), and the related guarantees of the Old Notes.

The Old Notes were issued on January 23, 2018 and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-Action Letter available May 13, 1988, Morgan Stanley & Co. Inc., SEC No-Action Letter available June 5, 1991, and Shearman & Sterling, SEC No-Action Letter available July 2, 1993.  The Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange

Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-Action Letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

The Company will (a) make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes and (b) make each broker-dealer participating in the Exchange Offer aware that if it receives Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities, it must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes.

If you have any questions, please contact the undersigned at (281) 874-0085 of the Company or James H. Ball, Jr. at (212) 530-5515 or Brett D. Nadritch (212) 530-5301 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely,

/s/ Joseph G. Walker
Joseph G. Walker
Secretary
Nabors Industries Inc.

[Signature Page to SEC Correspondence]